EXHIBIT 99.1

Kenneth Knudson Joins Profound Medical as Chief Commercial Officer

TORONTO, Jan. 05, 2022 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced the appointment of accomplished global medical device industry veteran, Kenneth Knudson, as Chief Commercial Officer. Mr. Knudson’s mandate will be leading Profound’s worldwide sales, marketing and reimbursement activities.

In an executive management career spanning more than 25 years, Mr. Knudson has achieved results ranging from accelerating growth for emerging start-ups to advancing success for Fortune 500 companies. Most recently, he served as Chief Executive Officer of Perineologic, Inc., a company pioneering a new and disruptive approach to prostate cancer biopsy. Previously, he served as Executive Vice President, Global Sales and Marketing at Boston Scientific Corporation (“BSCI”). He held the same position at privately-held Augmenix, Inc. (Augmenix) prior to its 2018 acquisition by BSCI for an upfront payment of $500 million, plus contingent additional future sales-based milestone payments totalling up to $100 million. Among other accomplishments while at BSCI/Augmenix, he helped drive annual sales of SpaceOAR™ Hydrogel from nil to over $100 million in just four years. SpaceOAR™ Hydrogel, a biodegradable material that is injected between the rectum and prostate, decreases a patient's exposure to rectal radiation and thereby reduces rectal radiation injury – one of the most common complications of prostate radiotherapy. Prior to joining Augmenix, Mr. Knudson led the global re-launch strategy for Cheetah Medical Inc.’s non-invasive cardiac output monitoring device as Global Vice President of Sales. Before that, he served as U.S. Vice President of Sales and European Vice President of Sales at C.R. Bard Electrophysiology. His early career included progressive sales leadership roles with BSCI’s Urology and Women’s Health Divisions. Mr. Knudson earned a BA in Economics from the University of Tennessee and an MBA from Boston University.

“We are thrilled to have Ken join our team,” said Arun Menawat, Profound’s CEO and Chairman. “His extensive and demonstrable record of accomplishment in helping to commercialize new medical technologies in urology, combined with his deep knowledge of the men’s and women’s health markets, will be invaluable as we continue to execute our commercial strategies for TULSA-PRO® and Sonalleve®.”

“It has been captivating to watch the scale, scope and speed with which leading urologists and teaching hospitals have already begun to adopt TULSA-PRO®, particularly in the U.S.,” commented Mr. Knudson. “I am incredibly energized by this opportunity to build on that, and look forward to being part of the Profound team as we execute the next stages of our growth strategy.”

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849